FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/14/2023

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter and full year 2022 results and new investment projects.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: February 14, 2023

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2022 Results and New Investment Projects

Luxembourg, February 14, 2023 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year ended December 31, 2022.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International
Financial Reporting Standards (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Net (Cash) Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Summary of 2022 Results

	2022	2021

Steel Shipments (tons)	11,896,000	12,065,000	-1%
Iron Ore Shipments (tons)	3,457,000	3,809,000	-9%
Net Sales ($ million)	16,414	16,091	2%
Operating Income ($ million)	2,700	5,271	-49%
Adjusted EBITDA ($ million)	3,415	5,863	-42%
Adjusted EBITDA Margin (% of net sales)	21%	36%
Adjusted EBITDA per Ton ($)	287	486
Equity in results of non-consolidated companies ($ million)	37	401
Net Income ($ million)	2,093	4,367
Equity Holders’ Net Income ($ million)	1,768	3,825
Earnings per ADS[1] ($)	9.00	19.49
1 American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

•Adjusted EBITDA of $3.4 billion, on steel shipments of 11.9 million tons, with adjusted EBITDA margin of 21% and adjusted EBITDA per ton of $287.
•Impairment of Ternium’s investments in Usiminas and in Ternium Brasil of $120.4 million and $99.0 million, respectively, equivalent to a loss of $1.12 per ADS.
•Equity holders’ net income of $1.8 billion, equivalent to earnings per ADS of $9.00.
•Net cash provided by operating activities of $2.8 billion and free cash flow of $2.2 billion, after capital expenditures of $580.6 million.
•Dividends paid to shareholders of $530.0 million.

•Net cash position of $2.6 billion at the end of December 2022, compared to $1.2 billion at the end of December 2021.

Ternium’s steel shipments in 2022 were 11.9 million tons, similar to shipment levels in the prior year. Sales volumes in Mexico increased 5% year-over-year in 2022. The company gained share in the local market aided by the ramp-up of state-of-the-art new facilities in its industrial center in Pesquería, together with the development and certification of high-end steel products for industrial customers. The country’s economy continued improving during 2022, undertaking elevated inflation rates and tightening monetary conditions. Industrial activity in Mexico remained healthy, although some sectors softened in recent months reflecting a weakening US housing market. Production rates in the automotive industry improved in 2022, supported by pent-up vehicle demand and a gradual ease of supply chain difficulties during the second half of the year. The Mexican construction sector also improved, although activity levels stayed below those prevailing before the COVID-19 pandemic.

In the Southern Region, shipments were down 6% year-over-year in 2022. Although activity in Argentina's construction sector and demand for industrial products remained healthy, steel sales in the country moderated during 2022 reflecting an ease of a pandemic-induced surge in steel consumption in the prior year. In addition, shipments decreased year-over-year in other countries in the region as the company reduced exports from Argentina. In Other Markets, shipments were down 11% year-over-year in 2022, reflecting a further integration of Ternium’s Brazilian slab facility. The volume of slabs shipped to third parties decreased 793,000 tons year-over-year in 2022, partially offset by a 457,000-ton increase in shipments to finished steel customers.

Revenue per ton was $1,353 in 2022, up $45 compared to revenue per ton in the prior year mainly reflecting a higher value sales mix in connection with the integration of Ternium's industrial system.

Operating income in 2022 was $2.7 billion, with adjusted EBITDA of $3.4 billion and adjusted EBITDA per ton of $287. Adjusted EBITDA per ton decreased $199 year-over-year in 2022 due to an increase in cost per ton, mainly as a result of higher purchased slab, raw material, energy and labor costs, partially offset by slightly higher realized steel prices. Net income in 2022 was $2.1 billion.

Summary of Fourth Quarter of 2022 Results

	4Q22	3Q22		4Q21

Steel Shipments (tons)	3,020,000	2,967,000	2%	2,827,000	7%
Iron Ore Shipments (tons)	891,000	831,000	7%	1,019,000	-13%
Net Sales ($ million)	3,546	4,125	-14%	4,330	-18%
Operating Income ($ million)	43	526	-92%	1,359	-97%
Adjusted EBITDA ($ million)	303	679	-55%	1,505	-80%
Adjusted EBITDA Margin (% of net sales)	9%	16%		35%
Adjusted EBITDA per Ton ($)	100	229		532
Equity in results of non-consolidated companies ($ million)	19	(90)		99
Net Income ($ million)	59	220		1,136
Equity Holders’ Net Income ($ million)	40	153		998
Earnings per ADS[1] ($)	0.20	0.78		5.08

•Adjusted EBITDA of $302.5 million on steel shipments of 3.0 million tons, with adjusted EBITDA margin of 9% and adjusted EBITDA per ton of $100.
•Impairment of Ternium’s investment in Ternium Brasil of $99.0 million, equivalent to a loss of $0.50 per ADS.
•Equity holders’ net income of $39.8 million, equivalent to earnings per ADS of $0.20.
•Net cash provided by operating activities of $1.0 billion, after a working capital release of $954.8 million mainly as a result of lower steel prices and raw material costs.
•Free cash flow of $873.5 million after capital expenditures of $158.7 million.
Ternium’s steel shipments in the fourth quarter of 2022 were 3.0 million tons, up 2% sequentially. Shipments in Mexico reached 1.9 million tons, the highest on record. The increase in volume sold in the Mexican market was mainly driven by a restocking in the commercial market and higher market share. This was partially offset by lower shipments in Other Markets, while shipments in the Southern Region remained relatively stable. On a year-over-year basis, steel shipments in the fourth quarter of 2022 increased 7% due to a 470,000-ton increase in Mexico, partially offset by a 247,000-ton decrease in Other Markets and a 29,000-ton decrease in the Southern Region.

Revenue per ton in the fourth quarter of 2022 was $1,153, down $211 sequentially reflecting lower steel prices in Ternium’s steel markets, together with the reset of contract steel prices at lower levels in Mexico. On a year-over year basis, revenue per ton decreased $352.

Operating income in the fourth quarter of 2022 was $43.1 million, including a $99.0 million write-down of Ternium’s investment in Ternium Brasil. Ternium’s adjusted EBITDA in the fourth quarter of 2022 was $302.5 million with adjusted EBITDA per ton of $100. Adjusted EBITDA per ton decreased $129 sequentially, mainly reflecting lower realized steel prices partially offset by lower purchased slab and raw material costs. On a year-over-year basis, adjusted EBITDA per ton decreased $432 in the fourth quarter of 2022, on lower realized steel prices and higher cost per ton. Net income in the fourth quarter of 2022 was $59.2 million.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of $0.27 per share ($2.70 per ADS), or $530.0 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2023. This proposal is 10 cents per ADS higher than the annual dividend approved for 2021.

The annual dividend would include the interim dividend of $0.09 per share ($0.90 per ADS), or $176.7 million in the aggregate, paid in November 2022. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), or $353.4 million in the aggregate, will be paid on May 10, 2023, with record-date on May 5, 2023.

Outlook

Ternium achieved solid profitability in 2022, with strong steel prices in the first half of the year and pressure in margins in the second half due to steel price declines and a consistently elevated cost per ton. The company expects this dynamic to gradually reverse itself over the course of the next few quarters, with margins expected to normalize as cost per ton decreases and steel prices in the USMCA region recover.

In Mexico, Ternium anticipates a continued increase in steel volumes during the first half of 2023, primarily due to restocking in the commercial market as steel prices continue to recover in the region. In addition, domestic industrial market demand is slightly improving at the same time that the company’s most recent investment program is yielding new steel products. In this positive environment, Ternium is increasing utilization of its downstream facilities in Mexico and capitalizing on opportunities to serve new customers and support the value chain’s investment activity linked to the nearshoring of manufacturing capacity.

In Argentina, the company’s industrial and construction sector customers are performing well and maintaining a good level of purchasing activity. However, Ternium expects a moderate sequential decrease of steel shipments in the first quarter of 2023 due to a seasonal decline in customer orders. In addition, macroeconomic uncertainty in Argentina could adversely affect activity and steel demand in this market in 2023.

Ternium to Integrate Operations in the USMCA and Advance its Decarbonization Initiative

Ternium today announced it will integrate operations in the USMCA with an upstream production capacity project and will build a new wind farm from which it will source electricity in Argentina.

New Upstream Production Capacity Project
Ternium's Board of Directors has approved the construction of a new upstream production capacity project in the USMCA region. The increased slab production capacity will complement and support the company’s new state-of-the-art hot rolling mill, which began operations in mid-2021, as well as the previously announced downstream project in Mexico.

Ternium expects to invest approximately $2.2 billion toward the construction of an electric arc furnace (EAF)-based steel shop with annual capacity of 2.6 million tons, as well as a direct reduced iron (DRI) module with annual capacity of 2.1 million tons. The slab production capacity program will also include the construction of a port facility for raw material handling. Ternium currently expects to commission these facilities in the first half of 2026.

“The implementation of the USMCA trade agreement and recent trends of nearshoring manufacturing capacity in the steel value chain have made the USMCA region an attractive destination for continued investment,” said Ternium CEO Máximo Vedoya. “In a market that is increasingly demanding differentiated products and services, this new project will advance the continued integration of our industrial system and reinforce Ternium’s position as a leading steel supplier in the region.”

“Importantly, the new EAF-based steel shop will also accelerate Ternium’s progress toward achieving our previously disclosed 2030 decarbonization target and support our ongoing compliance with the USMCA’s ‘melted and poured’ requirement,” continued Mr. Vedoya. “The new DRI module will also include carbon capture capabilities and readiness to switch from natural gas to hydrogen use. We are excited to start construction on these important initiatives and extend our leadership position.”

Ternium’s previously announced downstream project includes a push-pull pickling line with annual capacity of 550 thousand tons and new finishing lines, which will be commissioned by mid-2024, in addition to a cold rolling mill and a hot-dip galvanizing line with annual capacity of 1.6 million tons and 600 thousand tons, respectively, which are now expected to begin operations by the end of 2025.

As a result of this new upstream production capacity project and the construction of a wind farm in Argentina, Ternium is raising its 2023 capital expenditures guidance to $1.1 billion from the previously disclosed guidance of $1.0 billion. In addition, the company anticipates the new upstream and ongoing downstream initiatives to add a total of approximately $2.9 billion to Ternium’s capital expenditure over the next four years.

Investment in New Wind Farm in Argentina
Ternium's Argentine subsidiary will invest approximately $160 million to build a new wind farm from which it will source electricity in Argentina. This investment advances the company’s previously disclosed decarbonization roadmap to reduce its CO2 emissions intensity over the long-term. The new wind farm is expected to be operational during the second half of 2024 and have a nominal power capacity of 72 megawatts.

Ternium expects that once the wind farm is operational it will replace approximately 65% of the electricity that its Argentine subsidiary currently purchases from third party providers. The company also anticipates that the wind farm will help its Argentine subsidiary reduce its CO2 emissions by 92,500 tons per year.

“Increasing the share of renewable energy in our total energy consumption is an important part of our decarbonization plan to support a sustainable operation and low carbon economy,” said Ternium’s CEO Máximo Vedoya. “We are proud to contribute to the sustainability of Argentina’s energy matrix through our first renewable energy facility.”

As disclosed in February 2021, Ternium is working to achieve a 20% reduction in scope 1 and 2 emissions intensity at its steelmaking sites by 2030, compared to the company’s 2018 base rate.

Analysis of 2022 Results

Net sales in 2022 were $16.4 billion, 2% higher than net sales in 2021. The following table outlines Ternium’s consolidated net sales for 2022 and 2021:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	2022	2021	Dif.	2022	2021	Dif.	2022	2021	Dif.
Mexico	8,828	8,872	0%	6,843	6,534	5%	1,290	1,358	-5%
Southern Region	3,834	3,374	14%	2,362	2,503	-6%	1,623	1,348	20%
Other Markets	3,429	3,549	-3%	2,691	3,028	-11%	1,274	1,172	9%

Total steel products	16,092	15,795	2%	11,896	12,065	-1%	1,353	1,309	3%
Other products*	323	248	30%

Steel segment	16,414	16,043	2%

Mining segment	411	526	-22%	3,457	3,809	-9%	119	138	-14%

Intersegment eliminations	(411)	(479)

Net sales	16,414	16,091	2%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

Cost of sales was $12.5 billion in 2022, an increase of $2.6 billion compared to 2021. This was primarily due to a $2.3 billion, or 29%, increase in raw materials and consumables used, mainly reflecting higher purchased slab, raw material and energy costs, partially offset by a 1% decrease in steel shipments; and to a $281.8 million increase in other costs, including a $173.0 million increase in labor cost, mainly in connection with Ternium Mexico employees’ profit sharing scheme, a $31.8 million increase in services and fees, a $30.3 million increase in maintenance expenses, a $20.4 million increase in amortization of intangible assets and a $17.4 million increase in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in 2022 were $1.1 billion, or 7% of net sales, an increase of $193.5 million compared to SG&A expenses in 2021, mainly due to a $128.9 million increase in freight and transportation expenses, a $48.4 million increase in labor cost and a $13.2 million increase in services and fees.

Operating income in 2022 was $2.7 billion, or 16% of net sales, compared to operating income of $5.3 billion, or 33% of net sales, in 2021.

Net financial results were a loss of $70.1 million in 2022, principally due to a $163.7 million net foreign exchange loss partially offset by a $77.8 million gain related to changes in the fair value of financial assets and a gain of $28.4 million related to investment returns on the company’s liquidity position net of borrowing costs. The net foreign exchange loss in 2022 mainly reflected the negative impact of the depreciation of the Argentine Peso (42% in the period) against the US dollar on Ternium Argentina’s net long local currency positions. The gain related to changes in the fair value of financial assets included a $95.0 million negative fair value adjustment of certain Argentine securities collected by Ternium as dividend in kind from Ternium Argentina. Net financial results in 2021 were a gain of $92.5 million.

Equity in results of non-consolidated companies was a gain of $37.1 million in 2022, mainly related to Ternium’s equity in the results of Usiminas and Techgen. As of September 30, 2022, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by $120.4 million. Equity in results of non-consolidated companies in 2021 was a gain of $400.7 million.

Income tax expense in 2022 was $573.7 million, with a 22% effective tax rate, compared to $1.4 billion in 2021, with a 24% effective tax rate. Effective tax rate in 2022 included a non-cash gain on deferred taxes at our Mexican and Argentine subsidiaries.

Analysis of Fourth Quarter of 2022 Results

Net sales in the fourth quarter of 2022 were $3.5 billion, 14% lower than net sales in the third quarter of 2022 and 18% lower than net sales in the fourth quarter of 2021. The following table outlines Ternium’s consolidated net sales for the aforementioned periods:

	Net Sales
$ million	4Q22	3Q22	Dif.	4Q21	Dif.

Mexico	1,954	2,155	-9%	2,195	-11%
Southern Region	950	998	-5%	945	1%
Other Markets	577	893	-35%	1,115	-48%
Total steel products	3,481	4,046	-14%	4,255	-18%
Other products*	65	79	-18%	65	0%

Total steel segment	3,546	4,125	-14%	4,320	-18%

Total mining segment	96	101	-4%	159	-40%

Intersegment eliminations	(96)	(101)		(150)

Total net sales	3,546	4,125	-14%	4,330	-18%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

	Shipments
Thousand tons	4Q22	3Q22	Dif.	4Q21	Dif.

Mexico	1,873	1,717	9%	1,403	33%
Southern Region	589	584	1%	618	-5%
Other Markets	558	666	-16%	805	-31%
Total steel segment	3,020	2,967	2%	2,827	7%

Total mining segment	891	831	7%	1,019	-12%

	Revenue / ton
$/ton	4Q22	3Q22	Dif.	4Q21	Dif.

Mexico	1,043	1,255	-17%	1,564	-33%
Southern Region	1,614	1,707	-5%	1,528	6%
Other Markets	1,034	1,342	-23%	1,385	-25%
Total steel segment	1,153	1,364	-15%	1,505	-23%

Total mining segment	108	121	-11%	156	-31%

Cost of sales was $3.1 billion in the fourth quarter of 2022, representing a decrease of $206.1 million from the third quarter of 2022, principally due to a $211.3 million, or 8%, decrease in raw materials and consumables used, mainly reflecting lower purchased slab and raw material costs; partially offset by a 2% increase in steel shipments and a $5.2 million increase in other costs. Compared to the fourth quarter of 2021, cost of sales increased $399.0 million, principally due to a $363.4 million, or 17%, increase in raw materials and consumables used, mainly reflecting higher purchased slab, raw material and energy costs and a 7% increase in steel shipments; and to a $35.6 million increase in other costs, including a $20.8 million increase in labor cost and a $9.4 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the fourth quarter of 2022 were $274.5 million, or 8% of net sales, a decrease of $2.8 million compared to SG&A in the third quarter of 2022. Compared to the fourth quarter of 2021, SG&A increased $16.7 million, mainly due to a $9.4 million increase in labor cost and a $7.7 million increase in freight and transportation expenses, partially offset by a $0.9 million decrease in taxes.
Other operating (expense) income, net in the fourth quarter of 2022 was a loss of $109.8 million, compared to gains of $3.3 million and $6.7 million in the third quarter of 2022 and the fourth quarter of 2021, respectively. As of December 31, 2022, Ternium performed an impairment test of its investment in Ternium Brasil and subsequently wrote down such investment by $99.0 million.

Operating income in the fourth quarter of 2022 was $43.1 million, or 1% of net sales, compared to operating income of $526.2 million, or 13% of net sales, in the third quarter of 2022, and operating income of $1.4 billion, or 31% of net sales, in the fourth quarter of 2021.

Net financial results were a gain of $8.5 million in the fourth quarter of 2022. Net financial results in the third quarter of 2022 and the fourth quarter of 2021 were a loss of $54.9 million and a gain of $20.9 million, respectively.

Equity in results of non-consolidated companies was a gain of $18.8 million in the fourth quarter of 2022, compared to a loss of $89.7 million in the third quarter of 2022, which included a $120.4 million write-down of Ternium's investment in Usiminas, and a gain of $98.7 million in the fourth quarter of 2021.

Income tax expense in the fourth quarter of 2022 was $11.2 million compared to $161.7 million in the third quarter of 2022 and $342.4 million in the fourth quarter of 2021.

Cash Flow and Liquidity

Net cash provided by operating activities in 2022 was $2.8 billion. Income tax payments reached $1.8 billion in the year, mainly due to significant outstanding tax balances for fiscal year 2021, paid in 2022 in Mexico and Argentina, and higher advance payments for fiscal year 2022 in Mexico. Working capital decreased $1.2 billion in 2022 as a result of an aggregate $584.7 million decrease in trade and other receivables, a $438.1 million decrease in inventories and an aggregate $129.7 million increase in accounts payable and other liabilities. The inventory value decrease in 2022 was due to a $407.0 million lower steel volume and a $133.5 million decrease in raw materials, supplies and others, partially offset by an $102.4 million higher cost of steel.

Capital expenditures in 2022 were $580.6 million, $56.9 million higher than in 2021. During the year, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions and additional works in the new hot-rolling mill at the company’s Pesquería industrial center in Mexico.

In 2022, Ternium’s free cash flow was $2.2 billion. The company paid dividends to shareholders of $530.0 million and dividends in kind to non-controlling interest of $112.3 million. As of December 31, 2022, Ternium had a net cash position of $2.6 billion.

Net cash provided by operating activities in the fourth quarter of 2022 was $1.0 billion. Working capital decreased by $954.8 million in the fourth quarter of 2022 as a result of a $496.0 million decrease in inventories, an aggregate $372.1 million decrease in trade and other receivables and an aggregate $86.7 million increase in accounts payable and other liabilities. The inventory value decrease in the fourth quarter of 2022 was due to a $234.1 million lower cost of steel, a $179.3 million decrease in raw materials, supplies and others, and an $82.7 million lower steel volume. In the fourth quarter of 2022, Ternium’s free cash flow was $873.5 million.

Conference Call and Webcast

Ternium will host a conference call on February 15, 2023, at 8:00 a.m. ET in which management will discuss fourth quarter and full year 2022 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

$ million	4Q22	3Q22	4Q21	2022	2021
	(Unaudited)
Net sales	3,546	4,125	4,330	16,414	16,091
Cost of sales	(3,119)	(3,325)	(2,720)	(12,487)	(9,895)
Gross profit	427	800	1,610	3,927	6,196
Selling, general and administrative expenses	(275)	(277)	(258)	(1,144)	(950)
Other operating (expense) income, net	(110)	3	7	(84)	26
Operating income	43	526	1,359	2,700	5,271

Finance expense	(18)	(15)	(6)	(47)	(27)
Finance income	28	7	18	75	63
Other financial (expense) income, net	(1)	(47)	10	(99)	57
Equity in results of non-consolidated companies	19	(90)	99	37	401
Profit before income tax expense	70	382	1,478	2,666	5,764
Income tax expense	(11)	(162)	(342)	(574)	(1,397)
Profit for the period	59	220	1,136	2,093	4,367

Attributable to:
Owners of the parent	40	153	998	1,768	3,825
Non-controlling interest	19	67	138	325	542
Profit for the period	59	220	1,136	2,093	4,367

Consolidated Statement of Financial Position

$ million	December 31, 2022	December 31, 2021

Property, plant and equipment, net	6,262	6,432
Intangible assets, net	944	902
Investments in non-consolidated companies	822	751
Deferred tax assets	200	161
Receivables, net	319	178
Other investments	101	67
Total non-current assets	8,648	8,491

Receivables, net	663	358
Derivative financial instruments	0	4
Inventories, net	3,470	3,908
Trade receivables, net	1,181	1,767
Other investments	1,875	1,290
Cash and cash equivalents	1,653	1,277
Total current assets	8,842	8,605

Assets classified as held for sale	2	2

Total assets	17,492	17,098

Capital and reserves attributable to the owners of the parent	11,846	10,535
Non-controlling interest	1,922	1,700

Total Equity	13,768	12,235

Provisions	81	83
Deferred tax liabilities	163	186
Other liabilities	538	507
Trade payables	1	1
Lease liabilities	190	215
Borrowings	533	656
Total non-current liabilities	1,506	1,649

Current income tax liabilities	136	874
Other liabilities	345	345
Trade payables	1,188	1,126
Derivative financial instruments	1	2
Lease liabilities	49	44
Borrowings	499	823
Total current liabilities	2,217	3,214

Total liabilities	3,723	4,863

Total equity and liabilities	17,492	17,098

Consolidated Statement of Cash Flows

$ million	4Q22	3Q22	4Q21	2022	2021
	(Unaudited)

Profit for the period	59	220	1,136	2,093	4,367

Adjustments for:
Depreciation and amortization	160	153	146	616	592
Impairment charge	99	—	—	99	—
Equity in results of non-consolidated companies	(19)	90	(99)	(37)	(401)
Changes in provisions	0	0	2	(1)	12
Net foreign exchange results and others	(100)	40	(5)	51	141
Interest accruals less payments/receipts, net	(34)	5	2	(25)	6
Income tax accruals less payments	(90)	(22)	111	(1,196)	578
Changes in working capital	955	548	(158)	1,152	(2,618)

Net cash provided by operating activities	1,032	1,034	1,135	2,753	2,677

Capital expenditures	(159)	(136)	(122)	(581)	(524)
Proceeds from the sale of property, plant & equipment	1	0	0	2	2
Acquisition of non-controlling interest	—	—	—	(4)	(1)
Dividends received from non-consolidated companies	—	—	56	29	56
Increase in other investments	(444)	(131)	(555)	(771)	(579)

Net cash used in investing activities	(602)	(267)	(621)	(1,325)	(1,045)

Dividends paid in cash to company’s shareholders	(177)	—	(157)	(530)	(569)
Finance lease payments	(12)	(12)	(12)	(49)	(46)
Proceeds from borrowings	61	71	41	286	246
Repayments of borrowings	(108)	(73)	(60)	(723)	(486)

Net cash used in financing activities	(236)	(14)	(188)	(1,016)	(854)

Increase in cash and cash equivalents	194	753	326	412	778

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA equals net income adjusted to exclude net financial results, income tax expense, depreciation and amortization. Adjusted EBITDA equals EBITDA adjusted to exclude the equity in earnings of non-consolidated companies and, in the fourth quarter of 2022, the impairment of Ternium's investment in Ternium Brasil. Adjusted EBITDA per ton equals adjusted EBITDA divided by steel shipments and Adjusted EBITDA Margin equals adjusted EBITDA divided by net sales:

$ million	4Q22	3Q22	4Q21	2022	2021

Net income	59	220	1,136	2,093	4,367
Adjusted to exclude:
Net financial results	(9)	55	(21)	70	(92)
Income tax expense	11	162	342	574	1,397
Depreciation and amortization	160	153	146	617	592
EBITDA	222	590	1,603	3,354	6,264
Adjusted to exclude:
Equity in results of non-consolidated companies	(19)	90	(99)	(37)	(401)
Impairment of Ternium’s investment in Ternium Brasil	99	—	—	99	—
Adjusted EBITDA	303	679	1,505	3,415	5,863

Divided by: steel shipments (000 tons)	3,020	2,967	2,827	11,896	12,065
Adjusted EBITDA per ton ($)	100	229	532	287	486

Divided by: net sales ($ million)	3,546	4,125	4,330	16,414	16,091
Adjusted EBITDA Margin (%)	9%	16%	35%	21%	36%

Free cash flow equals net cash provided by (used in) operating activities less capital expenditures:

$ million	4Q22	3Q22	4Q21	2022	2021

Net cash provided by (used in) operating activities	1,032	1,034	1,135	2,753	2,677
Less: capital expenditures	(159)	(136)	(122)	(581)	(524)
Free cash flow	873	898	1,013	2,172	2,154

Net (cash) debt equals borrowings less the consolidated position of cash and cash equivalents and other investments:

$ billion	December 31, 2022	September 30, 2022	December 31, 2021

Borrowings (current and non-current)	1.0	1.1	1.5
Less: cash and cash equivalents[2]	(1.7)	(1.5)	(1.3)
Less: other investments (current and non-current)[2]	(2.0)	(1.4)	(1.4)
Net (cash) debt	(2.6)	(1.8)	(1.2)
2    Ternium Argentina’s total position of cash and cash equivalents and other investments amounted to $1.3, $1.0 and $0.9 billion as of December 31, 2022, September 30, 2022, and December 31, 2021, respectively.